UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on approval of dividend payment at Annual General Meeting

—

Rio de Janeiro, April 14, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on February 24, 2021, informs that, in a meeting held today, the Annual General Meeting approved the proposal for allocation of the 2020 fiscal year results forwarded by the Board of Directors, of remuneration to shareholders in the form of dividends in the amount of R$ 10.272 billion, corresponding to R$ 0.787446 per outstanding common and preferred share.

This value will be updated by the variation of the SELIC rate from 12/31/2020 until the payment date on 04/29/2021. Until today (04/14/2021) this update represented an increase of R$ 0.004566 per share, resulting in a total value of R$ 0.792012 per share.

The payment of said dividend will take place on April 29, 2021 and the shareholders will be entitled to this dividend as follows:

1.	The record date for owners of Petrobras shares traded on the B3 will be April 14, 2021 and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be April 16, 2021.

2.	Petrobras’ shares will be traded ex-dividends on B3 and NYSE as of April 15, 2021.

Petrobras Shareholder Compensation Policy can be accessed on the company's website (http://www.investidorpetrobras.com.br/en).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer